UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File No. 001-41180
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Ermenegildo Zegna N.V.
(Translation of Registrant’s Name into English)
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Viale Roma 99/100
13835 Valdilana loc. Trivero
Italy
(Address of Principal Executive Offices)
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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐
The documents attached hereto as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3 are hereby incorporated by reference into the registration statement on Form F-3 (No. 333-271155) of Ermenegildo Zegna N.V. and shall be a part thereof from the date on which such documents are furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The following exhibits are furnished herewith:

Exhibit 99.1 Press release issued by Ermenegildo Zegna N.V., dated July 29, 2025.

Exhibit 99.2 Share Purchase and Investor Rights Agreement, by and between Ermenegildo Zegna N.V. and Venezio Investments Pte. Ltd, dated as of July 28, 2025.

Exhibit 99.3 Registration Rights Agreement, by and between Ermenegildo Zegna N.V. and Venezio Investments Pte. Ltd, dated as of July 28, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2025	ERMENEGILDO ZEGNA N.V.

	By:	/s/ Gianluca Ambrogio Tagliabue
		Name:	Gianluca Ambrogio Tagliabue
		Title:	Chief Operating Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Press release issued by Ermenegildo Zegna N.V., dated July 29, 2025.
99.2	Share Purchase and Investor Rights Agreement, by and between Ermenegildo Zegna N.V. and Venezio Investments Pte. Ltd, dated as of July 28, 2025.
99.3	Registration Rights Agreement, by and between Ermenegildo Zegna N.V. and Venezio Investments Pte. Ltd, dated as of July 28, 2025.